UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Penwest Pharmaceuticals Co.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 709754105	13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,841,196
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,841,196
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,841,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person PN

CUSIP NO. 709754105	13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,841,196
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,841,196
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,841,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person OO

CUSIP NO. 709754105	13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,500
	8.	Shared Voting Power 4,988,696
	9.	Sole Dispositive Power 77,500
	10.	Shared Dispositive Power 5,062,696
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,140,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person IN

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 (the “Common Stock”), of Penwest Pharmaceuticals Co. (the “Issuer”).  The principal executive offices of the Issuer are located at 39 Old Ridgebury Road, Suite 11, Danbury, CT 06810.

Item 2. Identity and Background

Identity of Each Reporting Person

This Statement is being jointly filed on behalf of the following individuals and entities (each, a “Reporting Person” and collectively, “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Tang Capital Partners, LP
Tang Capital Management, LLC
Kevin C. Tang

Background of Each Reporting Person

Tang Capital Partners, LP

The business address of Tang Capital Partners, LP is:

4401 Eastgate Mall
San Diego, CA 92121

Tang Capital Partners, LP is a partnership engaged in capital management.

Tang Capital Management, LLC

The business address of Tang Capital Management, LLC is:

4401 Eastgate Mall
San Diego, CA 92121

Tang Capital Management, LLC is a limited liability company that is the general partner of Tang Capital Partners, LP.

Kevin C. Tang

The business address of Kevin C. Tang is:

4401 Eastgate Mall
San Diego, CA 92121

Mr. Tang is the Managing Director of Tang Capital Management, LLC.

Information Regarding Legal Proceedings

To the best knowledge of the Reporting Persons, no party identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Tang Capital Partners, LP is a Delaware limited partnership.  Tang Capital Management, LLC is a Delaware limited liability company.  Mr. Tang is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate of approximately $6,352,999.70 to purchase the 5,140,196 shares of the Common Stock. Such transactions were effected in open market purchases and the common stock was acquired in the ordinary course of business.  Each purchaser used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source, with the exception of the shares held by Tang Capital Partners, LP.  Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business.  The purpose of the acquisition of the shares of the Common Stock is for investment, and the acquisitions of such stock were made in the ordinary course of the Reporting Persons’ businesses.

Kevin C. Tang and other members of Tang Capital Management, LLC have communicated with management of the Issuer from time to time to understand the Issuer and its business.  On January 9, 2009, Mr. Tang had a telephonic meeting with Jennifer Good, President and Chief Executive Officer, and other members of management of the Issuer to understand the Issuer’s research and development programs and its operating plan.  Mr. Tang was dissatisfied with the operating plan and strategic direction outlined by the Issuer.

Representing their own investment firms and related clients, Mr. Tang and Joseph Edelman, Chief Executive Officer of Perceptive Advisors, LLC, (“Perceptive”) have discussed their respective concerns regarding the Issuer, its operations and strategic direction from time to time.  Mr. Tang was also familiar with the concerns expressed by Mr. Edelman in public filings.  In the afternoon of January 9, 2009, Mr. Tang contacted Perceptive to determine whether Perceptive would be willing to work with the Reporting Persons to influence the Issuer to take immediate action to preserve shareholder value.  The Reporting Persons and Perceptive reached an understanding to work together to jointly nominate three directors for election at the Issuer’s 2009 Annual Meeting of Shareholders and work to secure their election.  The Reporting Persons and Perceptive may also coordinate with each other to take other actions, in compliance with law, that may change or influence control of the Issuer, including, without limitation, seeking to influence the selection of management personnel, effecting the removal, election and/or appointment of members of the Board, proposing or supporting extraordinary corporate transactions such as mergers, reorganizations or the sale of the Issuer’s assets or proposing or supporting significant corporate operational restructuring, including reductions in overhead and expenses.

Consistent with their mutual understanding, on January 12, 2009, Tang Capital Partners, LP and Perceptive delivered a letter (the “Letter”) to the Nominating and Governance Committee of the Issuer recommending the following individuals (the “Nominees”) as nominees for election to the Issuer’s Board of Directors at the 2009 Annual Meeting of Shareholders:

•	Joseph Edelman
•	Kevin C. Tang
•	Andrew D. Levin, M.D., Ph.D.

On the same date, Tang Capital Partners, LP and Perceptive also delivered a notice (the “Notice”) to the Issuer of its intention to nominate the Nominees as candidates for election to the Issuer’s Board of Directors at the 2009 Annual Meeting of Shareholders, or any other meetings of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

In connection with such recommendation and notice, and in full compliance with the requirements of Section 2.15 of the Issuer’s bylaws, Tang Capital Partners, LP and Perceptive provided the Issuer with certain information about each nominee.  Copies of the Letter and the Notice are filed as Exhibit 2 and Exhibit 3 to this Statement, respectively, and incorporated by reference herein.

The Reporting Persons may also demand to inspect shareholder records of the Issuer pursuant to the Washington Business Corporation Act as well as submit a request letter to the Issuer pursuant to Rule 14a-7 of the Exchange Act, requesting the Issuer’s shareholder list and security position listings to determine if it is necessary to disseminate solicitation materials to the holders of the Common Stock and for use in any such solicitation.

The Reporting Persons intend to continue to have such discussions with the Issuer, its management, other stockholders of the Issuer or other relevant parties and may exchange information with the Issuer.  In such discussions, the Reporting Persons may suggest, discuss or take a position on potential changes to the Issuer's business, operations, operating budget, cost structure, strategic direction or future plans, including but not limited to the composition of the Issuer’s Board, the sale, transfer or other disposition of some or all of the Issuer’s assets, a corporate restructuring, spin-off or other organizational changes.  Such suggestions, discussions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  In addition, the Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares, disposing shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D.  Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	4,841,196 shares, representing 15.3% of the class
	Tang Capital Management, LLC	4,841,196 shares, representing 15.3% of the class
	Kevin C. Tang	5,140,196 shares, representing 16.2% of the class

Tang Capital Partners, LP is the owner of 4,841,196 shares of Common Stock.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 4,841,196 shares held by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 5,140,196 shares of Common Stock, comprising 4,841,196 shares held by Tang Capital Partners, LP, 147,500 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 77,500 shares owned by the Tang Advisors, LLC Profit Sharing Plan, a qualified retirement plan for employees of Tang Advisors, LLC, for which Kevin C. Tang serves as trustee and is a participant, 37,500 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), and 36,500 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”).  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA. Chang L. and Chung W. Kong and Haeyoung K. Tang are retired U.S. citizens.  The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4401 Eastgate Mall, San Diego, CA 92121.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

By virtue of the understanding reached between the Reporting Persons and Perceptive described in Item 4, the Reporting Persons and Perceptive may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Securities Act of 1934.  Collectively, the group may be deemed to have voting control over a combined 11,869,404 shares of Common Stock, or 37.5% of the outstanding shares of Common Stock.  However, each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Perceptive and its affiliates.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	77,500 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	4,841,196 shares
	Tang Capital Management, LLC	4,841,196 shares
	Kevin C. Tang	4,988,696 shares

Sole power to dispose or direct the disposition:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	77,500 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	4,841,196 shares
Tang Capital Management, LLC	4,841,196 shares
Kevin C. Tang	5,062,696 shares

(c)           The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share
Tang Capital Partners, LP	Purchase	12/31/2008	661,000	1.0780
Tang Family Trust	Purchase	12/31/2008	147,500	1.0780
Tang Advisors, LLC Profit Sharing Plan	Purchase	12/31/2008	77,500	1.0780
Chang L. Kong	Purchase	12/31/2008	37,500	1.0780
Chung W. Kong	Purchase	12/31/2008	36,500	1.0780
Tang Capital Partners, LP	Purchase	1/9/2009	1,015,000	1.9935

(d)           N/A.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the relationships described in Items 4 and 5(a) of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement.  See Item 2.

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities.  Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement. (Filed herewith)

Exhibit 2:	Letter Regarding Recommendations for Nominees for Election. (Filed herewith)

Exhibit 3:	Notice of Intention to Nominate Persons for Election as Directors. (Filed herewith)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

January 12, 2009

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Managing Director

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Managing Director

/s/ Kevin C. Tang
Kevin C. Tang